Exhibit 99.3

communications simplified.

Amira Nature Foods Ltd

Third Quarter 2015 Earnings

March 2, 2015

CORPORATE PARTICIPANTS

Karan A Chanana, Chairman and Chief Executive Officer

Bruce Wacha, Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

Rupesh Parikh, Oppenheimer, Analyst

Eric Katzman, Deutsche Bank, Analyst

Akshay Jagdale, KeyBanc, Analyst

PRESENTATION

Operator

Greetings and welcome to the Amira Nature Foods Third Quarter 2015 Earnings Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Ms. Katie Turner. Thank you. Ms. Turner, you may begin.

Katie Turner

Good morning and welcome to Amira Nature Foods third quarter fiscal 2015 earnings conference call. Speaking on the call today are, Karan A Chanana, Amira's Chairman and Chief Executive Officer; and Bruce Wacha, Amira's Chief Financial Officer. We are also joined by Ashish Poddar, Executive Director of Finance; and Rajesh Arora, Senior Executive Director of Finance. By now everyone should have access to the earnings release, which went out today at approximately 8 A.M. Eastern Time. The earnings press release and the earnings presentation are available on the Investor Relations portion of the company's website at www.amira.net. This call is being webcast and a replay will also be available on Amira's website. Before I begin, we would like to remind everyone that prepared remarks contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the company's control that could cause its future results, performance or achievements to differ significantly from our results, performance, or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the company's public filings with the Securities and Exchange Commission and those mentioned in the earnings release. Except as required by law, the company undertakes no obligation to update any forward-looking statements herein, and as a result of new information, future events, or otherwise. Also in the company's earnings release and in today's prepared remarks, the company includes adjusted EBITDA, adjusted profit after tax and adjusted earnings per share. These are non-IFRS financial measures. A reconciliation of non-IFRS measures to the most directly comparable IFRS financial measures is included in the company's press release. And with that, I'd like to turn the call over to Karan A Chanana, Amira's Chairman and Chief Executive Officer.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

1

Karan A Chanana, Chairman and Chief Executive Officer

Thank you, Katie, and thank you to everybody and our sell-side analysts for joining us on this morning’s call. This is our third quarter of 2015.

For those who are new to our story, I’d like to begin by pointing out 2015 is a very special year for us. We are now celebrating our centennial year. We are a hundred years old but young public company, and we can expect to do great things with Amira for the next hundred years. Now, we are blessed to be in a great category with attractive growth dynamics. As many of you know, we are focused on the specialty rice, primarily Basmati rice, which is a high growth segment of the broader $275 billion global rice market. Basmati continues to grow at healthy double digit rate, whether it’s in our home market of India, in other emerging markets in the Middle East, et cetera, and in the developed markets such as the US.

In our current fiscal quarter, we increased revenues by approximately 35%. Yes, that’s right, 35%. We reported record results for quarter revenue, adjusted EBITDA, profits after tax and EPS. Our sales in India grew by more than 30% for the quarter, while our international sales grew almost 40%. Now, we are not relying on category dynamics alone. Instead, we have continued to make investments in the Amira brand, while also adding infrastructure and further develop our distribution footprint, both in India and across the world.

First, in our home market in India. We continue to add more Company managed DCs. We had nine at the close of the quarter in December, and we have added three since, to make it a 12—total of 12 DCs as of now. We are well on our way of hitting the target of 15 Company managed DCs in India compared to just one at the time of IPO. These additional DCs are of great strategic importance to us and it better enables us to maximize our breadth and depth of reach in India and take better advantage of the unique growth opportunities in the Indian market.

Let me remind you, India has nine million mom-and-pop stores. The Indian budget just came out on Saturday, where the growth rate of the GDP was classified close to 7%. The roadmap for the (inaudible) has been clearly laid out through the budget. India is expecting the next financial year to grow at 8, 8.5% and then thereafter at even 10, so we at Amira are right there to take advantage of this demographic dividend through our (inaudible) and distribution and through our (inaudible), you know, so it’s not all brick and mortar alone. We increased distribution and at a partnership (inaudible) with Snapdeal.com, which we did a press release for, this is, you know, also known as the Amazon of India. The partnership with Snapdeal makes Amira the first premium packaged Basmati rice brand to make available on the internet through organized retail. We have also done similar partnerships with smaller ecommerce Indian (inaudible) thereafter.

Separately, we are also looking to the international markets throughout the emerging and the developed world. We have an inherent advantage with our reach into emerging markets based on existing strong relationships with our third party branded partners, many of which have been with us for decades. I’ll also remind you, our third party branded business and pass through business dates back to 1978. We have also been focused on the developed markets in the recent years. Many of you are aware of the progress made in the UK, where we are now in four of the five largest retailers in the UK, so we are in Morrison’s, Asda, Tesco and Waitrose with the Amira brand. I must highlight at Tesco and Waitrose, we’ve barely been there for about seven months. We went into Tesco late July, early August and in (inaudible) and Waitrose last week of September, so still early days for (inaudible).

Now it’s time for us to begin making progress in the US. As many of you know, we have a great relationship with Costco. That has been a terrific partner for us. On our last call, we highlighted the new relationship with the Chicago-based premium retailer, Mariano’s. We are optimistic that we’ll add to this presence in the coming year and point to our recent announcements regarding two very important strategic relationships. First, we have appointed CROSSMARK as our national broker to represent the Amira brand in the United States. We selected CROSSMARK for their extensive retail customer relationships, deep understanding of the grocery and mass merchandise channels across the US. We believe the CROSSMARK partnership will help us execute on our vision of connecting the wide range of Amira products with the American consumer.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

2

Separately, we also entered into an agreement with UNFI to distribute the Amira brand across the United States. UNFI is a leading independent national distributor of natural, organic and specialty foods in the US. UNFI, as many of you know, services more than 40,000 locations, making this partnership a huge growth opportunity as we look to launch three new Amira Organic products this spring. We have some early reviews through our strategic partnership. Publix, the leading retailer in Florida, has just accepted the Amira products to go into their (inaudible) stores and you should see the products on their shelves by June. We are very excited about our recent performance, but we are not going to stop there.

You can expect a lot of great things from us and to discuss the quarter in greater detail, I’ll now hand it over to our global CFO, Bruce.

Bruce Wacha, Chief Financial Officer

Thank you, Karan. It’s my pleasure to walk through the December period results, which are our fiscal third quarter and first nine months of the year, and the results are very strong. As Karan mentioned earlier, we are currently celebrating our one hundred year centennial in 2015, and we are also now reporting our tenth consecutive earnings call as a public company and we have now reported 10 consecutive quarters of double digit revenue and profit growth since the IPO. During our fiscal third quarter, we generated record quarterly revenue, adjusted EBITDA and adjusted EPS, and all were up 35% or more for the quarter. Our growth was driven primarily by volume gains as we built out our positions around the globe and capitalized on the continued demand for healthy, better for you products such as our premium specialty rice offerings.

Now as we discuss the third quarter in detail, I’d like to reference page 3 of the investor presentation, which folks should have been able to obtain, along with our formal press release. Revenues increased by nearly $50 million or 35% to $192.4 million, a record quarterly revenue number. Sales in India increased by $20.3 million or 30.7% to $86.6 million for the quarter, while non-India or international sales increased $30 million or nearly 40% to $105.8 million. Amira branded and third party branded sales increased by nearly $40 million or approximately 30% to $176.4 million, while our opportunistic institutional business had sales of $16 million compared to just under $6 million a year ago. Our revenues have typically been driven by some combination of gains in both price/mix and volume. This quarter, we have seen volume growth as the primary driver for growth, while we also benefited in part from mix in our core packaged rice business, both in India and internationally.

Cost of material, including the change in finished goods, increased by $45 million or 42% to $152.7 million for the quarter. The primary driver for the increase in cost of materials was higher sales and also a higher cost of raw material from the procurement season from fiscal 2014.

Increases in cost of materials margins were offset by other line items throughout the remainder of our P&L, showing the power of our business model. Freight, forwarding and handling expenses decreased by 180 basis points to 2.4% of sales from 4.2% in the prior period. Employee benefit costs decreased by 110 basis points to 2.3% of sales compared to 3.4% in the prior year period. Other expenses decreased 80 basis points to 3.2% from 4% in the sales a year ago, and other gains and losses showed a gain of $1.3 million versus a loss of $0.9 million in the prior year.

Our adjusted EBITDA increased by $7.4 million or 36.6% to $27.7 million, benefiting from increased revenues and a slightly higher margin profile, with adjusted EBITDA margins increasing by about 10 basis points to 14.4%, which is Amira’s highest adjusted EBITDA margin on record as a public company. Our effective tax rate was 21.8% for the period compared to 19.1%, in line with the 20% range that we’ve been guiding towards. Our adjusted profit after tax increased by $5.5 million or 52.9% to $15.9 million from $10.4 million in the prior period. Adjusted EPS increased by more 50% to $0.44 per share from $0.29 per share in the prior year.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

3

On page 4, we had a similar story for the nine-month period, with revenues up more than 30%, adjusted EBITDA up more than 35% and adjusted EPS up more than 45%.

Moving to page 5, I’d like to quickly point out that our Amira branded and third party branded business accounted for more than 90% of revenues and at the institutional business, less than 10%. Meanwhile, our India versus International business was in line with the 40 to 45% / 55 to 60% split that we typically see.

As a reminder, on page 6, you can see our 10 quarters of reporting as a public company with double digit revenue, EBITDA and EPS growth. Additionally, as you can see at the top right of the page, we are now at $659 million of sales and $93 million of adjusted EBITDA for the trailing 12-month period ended December 31st, 2014.

On page 7, I’d like to pause on our capital structure for a moment. As you can see on the top left of the page, Amira has continued to de-lever by growing EBITDA over time, with debt to EBITDA now at just 2.0 times, and actually, 1.7 on a net debt to EBITDA basis. On the bottom right, our leverage ratios, as you can see, are well below that of our mid cap and large cap peers trading in the US, illustrating Amira’s conservative balance sheet. Additionally, as you can see on the bottom left, our interest coverage or adjusted EBITDA to net finance costs, are an attractive 3.3 times, suggesting great discretionary free cash flows before we channel that cash back into the business in the form of inventory purchases to fund future growth.

On page 8, key working capital items, you can see how we have benefited, in part, from some input cost relief during the current crop cycle, and a lower priced crop in front of us, we are positioned for future growth but with inventory levels that are flattish in dollar terms to the prior year but nicely lower than that 45% of trailing sales that we’ve seen more recently. Also note on page 8, our trade payables have remained modest at $16.5 million.

On page 9, we discussed leverage levels previously, but as you can see flowing from right to left on the page—or, sorry, from left to right on the page, we have taken debt to EBITDA down from 2.4 a couple quarters ago to 2 times today and net debt from 1.9 times to 1.7 times today.

Now, finishing on page 10, outlook. As people may recall, we raised our full year fiscal 2015 guidance to plus 25% growth for both revenue and adjusted EBITDA back in late December, and we still expect to hit those targets today.

With that, I’d like to open up the discussion with questions from the audience. Thank you.

Operator

Thank you. Ladies and gentlemen, at this time, we will be conducting the question and answer session. If you would like to ask a question, please press star, one on your telephone keypad. The confirmation tone will indicate your line is in the question queue. You may press star, two if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Our first question is coming from the line of Rupesh Parikh with Oppenheimer. Please proceed with your question.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

4

Rupesh Parikh, Oppenheimer, Analyst

Thanks for taking my question and congrats on the really nice quarter.

Bruce Wacha, Chief Financial Officer

Thank you.

Rupesh Parikh, Oppenheimer, Analyst

So first, I just wanted to start on, you know, I guess at a higher level, just Karan, in terms of what you’re seeing right now from the Indian consumer and the competitive market in India, and also maybe your thoughts on what’s happening right now in the Middle East.

Karan A Chanana, Chairman and Chief Executive Officer

Yes, good question and hi, Rupesh. Thank you for being on the call, and the India market is very strong. The crop came in and it’s almost over, and you know, the crop is higher by 15%. The prices are lower, so that made for a lower input cost for the mid-financial year. That has led to higher volume growth, both in India and from our customers and what we’re hearing from our distributors for the next financial year. You know, and to put that better in perspective, if you look at the last four to five years, including this one, for the Basmati rice business, you will see prices are up sharply across the board on a five-year average, which they should be, and every time (inaudible) there is a slight reduction in price, the complete channels to the consumer picks up a lot, of course, so we’re looking. With what we have seen—we’ve declared a $90 million contract end of December and what we are seeing is a lot of volume growth coming into India and the emerging markets. If you look at across the board, that’s what the interesting aspect (inaudible).

Rupesh Parikh, Oppenheimer, Analyst

Okay, thank you. Then in terms of DC, it seems like you’re on pace to roll out the Indian DCs this year. What’s your thoughts longer term in terms of how many DCs you think you may need in that market? Also, are you starting to see better sales from just improved service levels with the new DCs?

Karan A Chanana, Chairman and Chief Executive Officer

Good question. Service levels, as you know, the quarter we are in right now and the quarter which has just passed by what we’ve also introduced internally is an (inaudible) between now and future (ph) departments, a service level agreement that is. So each DC is actually a growth agent for us. It helps us get better distribution within that region, and that’s why we continue to invest in third (ph) management strength (inaudible) each of these DCs, and I think that’s crucial for us. So to your question, yes, we are seeing clear benefits. As soon as a DC comes online, both the cost three to four months, it’s getting regular revenue close to and the plan was to actual (inaudible) it, so—and we believe we will continue. I can’t give you forecasts right now. We normally do that at the end of our fiscal year, and we will tell you that (inaudible) how many more DCs we’re looking to (inaudible).

But India, you know, I spoke a little about the budget. The euphoria is completely there. The oil price is down globally so it—has been the foreign exchange and the government taking in the majority of the risk, what (inaudible) defined in the budget forward and the infrastructure play, I think India is poised for a new amount of growth. We’ll be definitely out there seeking dividends from that (inaudible), and we are poised to do that. The Middle East, you know, the common psychology would be, okay, lower oil prices, what are you seeing in the emerging markets, et cetera? You know, I’d like to really remind everybody that Basmati rice and specialty rice is center of the table food for the emerging markets and (inaudible) is just so low that you’re seeing continued consumption growth. You know, in our estimates, there’s 15% growth of Basmati rice in India and it is more than 20% growth of Basmati rice on an international level, so—and we are just doing a better job because we have management teams across the world and we are actively adding more and more intellectual capital, people to our team and they’re going with it.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

5

Rupesh Parikh, Oppenheimer, Analyst

Great, and just shifting gears on your US distribution, congrats on the Publix win. So at this point, you know, with the UNFI partnership and CROSSMARK, do you feel now that you have sales and marketing infrastructure in the US to start growing that business?

Karan A Chanana, Chairman and Chief Executive Officer

Absolutely. What we’ve also done is we’ve got an outsource sales force in CROSSMARK and we’ve got another company and then we have UNFI, our New York office, where—which is headed by Bruce, our global CFO who’s on the call. We have a marketing, Vice President of Marketing who’s there and we’ll also be getting more sales people added to our US team. I’ve always spoke about US as a priority but—and I’ve—however, I’ve said that, you know, we have so much low-hanging fruit across the world, but I think now you’re seeing the Amira brand come out there to what I have been talking about, so we look forward to a lot more gains and bringing the brand very close to everybody. So I think still early days but a lot of headroom to grow.

Rupesh Parikh, Oppenheimer, Analyst

Okay, thank you. My last question, maybe just for Bruce, and maybe if you can give us maybe a little more color on what’s happening on the cost side with the lower employee benefit expenses and the shifting, and also where you’re—was the cost of materials in line with what you were expecting for the quarter?

Bruce Wacha, Chief Financial Officer

Yes, so first on the cost of materials side, I think you have to remember that the crop season 2014 had increases, so while we took up price a year ago, we’re cycling through that dynamic right now from a margin standpoint, which is to be expected. Now, on the employee costs and really the lower half of our P&L, we’re starting to see the real benefits of the economies of scale for the business as we grow and, essentially, that’s what you see on the employee costs.

Rupesh Parikh, Oppenheimer, Analyst

Okay. Thank you.

Operator

Thank you. Our next question is coming from the line of Eric Katzman with Deutsche Bank. Please proceed with your question.

Eric Katzman, Deutsche Bank, Analyst

Hi, good morning, everybody.

Bruce Wacha, Chief Financial Officer

Morning.

Karan A Chanana, Chairman and Chief Executive Officer

Good morning.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

6

Eric Katzman, Deutsche Bank, Analyst

I guess, you know, can you talk a little bit—you’ve given a lot of detail around the P&L, but Bruce, and I guess, Karan, you know, can you talk a little bit about the—given the high yield offerings pullback, kind of what are the plans now in terms of, I guess, you know, growth capital spending and have you received the production equipment from Buhler and how do you finance forward? Will it be that—will you just now depend upon the consortium of Indian banks like you’ve been doing? Maybe just some color as to kind of how all this now shapes up.

Bruce Wacha, Chief Financial Officer

Sure. Great question, Eric. As you know, we launched the bond deal last month and due to some of the efforts of short sellers that disrupted our stock prices, that deal has not yet happened. When I look at our balance sheet, I continue to remind people we’re 2 times debt to EBITDA, 1.7 on a net debt basis, so we are not by any means over-levered. We have opportunities to work with our Indian banks. We’re evaluating those opportunities to see what’s the path that makes the most sense for us. In the meantime, we do have ample liquidity, both with cash and current borrowing ability.

With regards to the factory, I would say this probably delays us a little bit just in terms of the shift and trying to figure out the appropriate thing to do, but I would anticipate that’s probably being more the back half of calendar 2015. Now, as people know by following our Company, we do have a good vertically integrated sourcing and processing model, so we currently source early stage rice for about a third of our product, more mid-stage rice that we’re running through and packaging in our factory for the middle third and then the back half is either relying on third party millers for rice that we’ve purchased or purchasing opportunistically more finished product, and so we’ll continue to use that model going forward.

Eric Katzman, Deutsche Bank, Analyst

Okay. Then, Karan, I didn’t know if you wanted to add on to that in terms of how you kind of see it, or is that—that’s sufficient?

Karan A Chanana, Chairman and Chief Executive Officer

No, I’ll add to that. So I think (inaudible) showed you the model of the—as he said, of the new facility and so (inaudible) up and running by the second half of the calendar year. I think you said (inaudible) the back half of the year, and on the financing, yes, we will look at other options as well but the—consulting with Indian banks has always been very supportive. We’ve worked with them for now three decades, and the only differential being the US bond offering would have been at a better pricing versus what we get in India. So we won’t—you’re right, we will go back to them and look at other opportunities that Bruce is doing actively, and I think we have ample liquidity. We would work in that manner.

Eric Katzman, Deutsche Bank, Analyst

Okay. Then the—I don’t know if you can comment, but the receipt of the new equipment, kind of when is that now supposed to occur, or did it—maybe it already occurred and it’s just, you know, now waiting for a facility as opposed to in transit or something, I don’t know?

Karan A Chanana, Chairman and Chief Executive Officer

I think we will time it according to our construction layout and we’ll update you on the next call on that.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

7

Eric Katzman, Deutsche Bank, Analyst

Okay. Then—so I guess last question for me and I’ll pass it on. So this—as you had kind of said in the last call, the crop—this year’s crop is a big one. It’s likely to result in—because it’s so much volume, it’s likely to result in some lower prices and I guess you see that as being beneficial to volume because, one, you know, you’ve got the GDP of India growing rapidly and your distribution gains, but you also—do you see some of that pricing flowing through into the market in terms of lower prices for the consumer, or how do you see that kind of playing out over—and I realize this is for the next year’s crop, or the next year’s sales as opposed to this.

Karan A Chanana, Chairman and Chief Executive Officer

Good question, Eric. So you’re spot on. The crop is larger in size. The input cost for us is lower, and as you—as—you know, for the benefit of everybody else, we haven’t, you know, (inaudible) age the product before we bring it to the consumer and by the time it gets to them, should be a year old. So yes, we have a low input cost. We will keep some of that for ourselves in an aim to make a better margin and the rest will be passed on. So to answer your question on the consumer, yes, I think the consumer should look towards getting a better price, maybe in the back half of this calendar year, which is our next fiscal year, and that’s how it’s going to pan out. On your observation about volume, definitely, I mentioned that in my opening remarks, where we find that our distributors and third party customers are all looking towards a better volume intake because we’ve seen this clearly pan out with the history as our benefit of we feel that the next crop would be, probably be flattish or comparison to the (inaudible) year before and in actual cycle of prices going higher than what we have today. So yes, that’s the scenario currently, so next financial year, we look at the consumer getting slightly better prices.

Eric Katzman, Deutsche Bank, Analyst

I guess—last question. Sorry, the last one was the second to last one. The—for US investors or US, you know potential investors, when do you think they’ll be able to see the Amira product, the organic product or the product at Publix? Like, when—if somebody was to do a store tour, you know, when do you think they see the impact of that on the shelf in the US? Is that, you know, towards the end of this calendar half or maybe you’d just give some guidance on that?

Karan A Chanana, Chairman and Chief Executive Officer

We are continuously working at pitching to all of the supermarkets and I think by the second half of this year, one should see it.

Eric Katzman, Deutsche Bank, Analyst

Okay, so that includes, like, Publix and making…

Karan A Chanana, Chairman and Chief Executive Officer

The Publix, we—sorry to interrupt you. Publix we’ve got confirmation, second half—or, sorry, June we go into Publix, clearly, and as the (inaudible) of other supermarkets coming on, we have the team pitching to them and as we make distribution gains, we will be more than happy to keep announcing them.

Eric Katzman, Deutsche Bank, Analyst

Okay. Thank you.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

8

Karan A Chanana, Chairman and Chief Executive Officer

As a matter of fact, one more thing on that. We are participating in Expo West, which is this weekend. We—all our organic product in (inaudible) form as they are going to be seen on the shelves in the coming (inaudible) are going to be there, so if anybody wants to come and see it, we’ll be glad to show it to them.

Eric Katzman, Deutsche Bank, Analyst

Thank you.

Bruce Wacha, Chief Financial Officer

Thanks, Eric.

Operator

Thank you. As a reminder, ladies and gentlemen, if you would like to ask a question, please press star, one on your telephone keypad at this time. Our next question is coming from the line of Akshay Jagdale with KeyBanc. Please proceed with your question.

Akshay Jagdale, KeyBanc, Analyst

Good morning.

Bruce Wacha, Chief Financial Officer

Hi, Akshay.

Karan A Chanana, Chairman and Chief Executive Officer

Morning.

Akshay Jagdale KeyBanc, Analyst

Congratulations on a good quarter. First question, Bruce, I didn’t get a chance; if you had provided this, I apologize. But can you (inaudible) free cash flow? I mean, obviously you’re a growth company, you use more—you know, all of your cash to invest in working capital, but I think this quarter is unique in that, in a while, you know, first time in a while we’ve seen the crop come in higher and prices lower, so it seems like, you know, your debt came down sequentially and you actually generated cash, so can you just talk to that a little bit, give us a few more details on the cash flow side?

Bruce Wacha, Chief Financial Officer

Yes, I think that you are highlighting a key point, is that we are reinvesting our cash back into the business. We continue to think of ourselves as having a very strong free cash flow model. We are electing to make purchases of rice and then age it, process it, package it and sell it, you know, 10, 12, 15 months out for a nice premium, and so the key point is that we can be free cash flow generative. We are making the conscious decision to reinvest those cash flows back into the business. This year is a nice year for us in terms of seeing input relief, or input cost relief, and so that’s a nice benefit for us as well which we should use, as Karan said, to help drive up volume, and that obviously helps very much with that cash flow cycle in terms of buying crop at a lower price today and then aging in the future.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

9

Akshay Jagdale KeyBanc, Analyst

Okay, and just going back to the crop, Karan, this is for you. I think you were in the Middle East at that show not too long ago. Can you talk a little bit about demand? There’s some concern about, you know, countries like—you know, some countries that are oil dependent having issues with discretionary consumption. I mean, can you just give us some color on if that’s flowing through in any way in terms of soft demand on Basmati rice side? You know, that’s—you were at the Gulf Foods Show, I’m sure, and I’m sure you meet with all your customers there, so can you just give us some color as to where you might see some weakness, what the sort of inventory pipeline looks like for these distributors, et cetera? That’d be helpful.

Karan A Chanana, Chairman and Chief Executive Officer

Yes. Sure, great question. Yes, you’re right. I was at Gulf Foods and we met a large number of our customers, and here is the thing. What you are referring to is Iran. They have—every year what they do is they restrict the import of Basmati rice to make (inaudible) to sell their local produce and this year is nothing different, probably lasted longer. I must remind you that we have maybe less than 1% of our sales into Iran (inaudible), so we are not dependent on that. However, a large part of industries are—you know, who are going for primarily third party are dependent on that, and that’s why you see the prices being soft. You know, that’s one reason and the larger crop being the other, but not in that priority of (inaudible). So other than that, we’ve seen very strong demand. All countries in the Middle East and other emerging markets have actually taken up or continue to take up more volume than previous year. The previous year was a very high year in terms of pricing uptake, so we’re seeing good volume growth across the world. Even it is early but I still estimate even Europe has taken a higher volume and taken advantage of the larger crop. So that’s what we saw and for us at Amira, it’s no different in terms of our selling geography, so we see strong growth in volume for us at the Gulf Foods Show.

Akshay Jagdale KeyBanc, Analyst

Okay. Then on the US, can you just give us some sense of—you know, you had obviously some plans for your US business and these new announcements obviously very positive, but were those included in your plans for the year? Did they come in ahead of them? Can you give us some sense of what impact these new distribution relationships might mean for the US business?

Karan A Chanana, Chairman and Chief Executive Officer

I think, you know, we’ve been working on this a while and we’ve said that, you know, the US is important to us. We are listed in the US, we want to bring it to the consumers and have our investors also get a feel for our product, so we are in Costco. You know, the—our three brands, our small prices (ph) in fresh market, HEB (ph) and (inaudible), you know, we recently did it’s in partnerships or strategic (inaudible) with CROSSMARK and UNFI, we’ve seen some early gains from that Publix taking in the Amira brand. You should see the products on the shelves by June, and we continue to pitch to other supermarkets as their (inaudible) come in and hope to get the Amira brand to shelves closer to everybody. So that remains our focus for the US. We’ve hired a Vice President of Marketing who sits out of our New York office. We’re looking to increase the sales force, so—and we will keep you updated as we make any gains, and I think this is all—to answer your question, yes, I think execution is the part of a great plan, so we plan out. You know, we’ve spoken about it but it is a priority so the CROSSMARK, UNFI and results of that are—our products (inaudible) to get the products in the—get the Amira brand in the US.

Akshay Jagdale KeyBanc, Analyst

Okay, and one for Bruce. I don’t know if you mentioned this, on the debt side, so what is the—what’s the current situation with your Indian banks? I mean, I know there is some ceiling that you were about to reach and can you just give us an update on your liquidity and what’s available to you right now?

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

10

Bruce Wacha, Chief Financial Officer

Sure. So I think—and we have this in the presentation, but we’re sitting on about $27 million of cash. We have over $20 million of available borrowing capacity under the current agreements, and we’re in discussions with the banks as well today with regards to, you know, any changes in (inaudible).

Akshay Jagdale KeyBanc, Analyst

Okay, great. I’ll pass it on. Thank you.

Operator

Thank you. Ladies and gentlemen, we have reached the end of our question and answer session. I would like to turn the floor back over to Management for any additional or concluding comments.

Karan A Chanana, Chairman and Chief Executive Officer

Thank you all for your interest in Amira Nature Foods and for your support, and I know in my closing remarks, I’d like to say, you know, our stock is incredibly cheap and we continue to do what we do best, is run our business. We remain a single product category which is attractive, high growth and part of a larger $275 billion market, and I look forward to talking to you on our next call. Thank you. Bye-bye.

Operator

Thank you. Ladies and gentlemen, this does conclude today’s teleconference. We thank you for your participation and you may disconnect your lines at this time.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com

11